EXHIBIT 99.3

YAMANA GOLD INC.

NATIONAL INSTRUMENT 51-102 REQUEST FORM
FOR REGISTERED SHAREHOLDERS

TO THE REGISTERED SHAREHOLDERS OF YAMANA GOLD INC. (CUSIP No. 98462Y 10 07):

National Instrument 51-102 (“NI 51-102”) requires that Yamana Gold Inc. (the “Company”) send annually to the registered holders of the Company’s common shares a request form to allow each registered shareholder to elect to receive a copy of the Company’s interim financial statements and related managements’ discussion and analysis (“MD&A”) and to indicate that he, she or it does not wish to receive a copy of the Company’s annual financial statements.

Please note that this request form will be mailed by the Company on an annual basis and registered shareholders must complete and return this form each year in order to request and/or deny (as applicable) a copy the Company’s financial statements.

The undersigned registered shareholder of the Company hereby elects as follows:

	I do not wish to receive a copy of the Company’s Annual Report containing Annual Financial Statements and MD&A.

	I wish to receive a copy of the Company’s Annual Report containing Annual Financial Statements and MD&A.

The following must be completed. (Please print)

Name:

Address:

                                     Postal Code:

Signature:                                      Date:
         (If shareholder is not an individual, signature
         must be of an authorized signatory)

Please complete and either return this request form along with your Proxy in the enclosed envelope or to the address indicated below, or submit your request online at www.cibcmellon.com/FinancialStatements. Our Company Code Number is 8700B. CIBC encourages requests to be submitted online.

CIBC Mellon Trust Company
PO Box 7010 Adelaide Street Postal Station
Toronto ON M5C 2W9
Fax: (416) 643-3136